Exhibit 99.1

Alpha Tau Announces Treatment of First Prostate Cancer Patient with Alpha DaRT™

JERUSALEM, June 22, 2022 -- Alpha Tau Medical Ltd. ("Alpha Tau"), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that the first patient was treated in a feasibility study evaluating the Alpha DaRT as a neoadjuvant therapy in patients with prostate cancer at the Rambam Health Care Center in Haifa, Israel.

The primary objectives of this study are to assess the feasibility and safety of intratumoral Alpha DaRT source implantation for the treatment of local prostate cancer prior to surgery. Secondary objectives include assessing radiological and pathological objective response rate of the tumor, and changes in quality of life measures. The study involves two separate procedures, with surgical resection of the prostate 50 days following Alpha DaRT source insertion, and can recruit up to 10 patients. The surgical resection will be performed at the Carmel Medical Center in Haifa, Israel using a da Vinci® surgical robot, and will be led by Dr. Yuval Freifeld and his senior team.

"This is a historic day for Alpha Tau,” said Alpha Tau CEO Uzi Sofer. "After gaining a wealth of experience in treating superficial cancers such as those of the skin, head & neck, and breast, we are thrilled to have treated the first prostate patient, our first internal organ treatment. Our pre-clinical data show that the Alpha DaRT technology may have potential to address a very broad range of solid tumor types, and our strategy is to expand our clinical studies across multiple tumor types in order to evaluate the full potential of the Alpha DaRT. This study suggests our ability to deliver this promising treatment beyond superficial tumors and is an important milestone in executing on this strategy.”

Alpha Tau CMO Dr. Robert Den remarked, "Since the prostate is surgically removed 50 days after the Alpha DaRT insertion, the neoadjuvant design of this trial will allow us to analyze the pathological response of tissues to the Alpha DaRT. This will hopefully provide very valuable information to our researchers and allow us to compare theoretical versus actual cell damage."

Dr. Tomer Charas, head of the GU Radiotherapy Unit in the Oncology Division at Rambam Health Care Center in Haifa, Israel, and principal investigator of the study, commented, "We are excited to be leading this trial in collaboration with the Carmel Urology team, and to be the first to evaluate Alpha DaRT in prostate cancer in patients. Based on the results from preclinical studies, it is possible that neoadjuvant treatment with the Alpha DaRT may also trigger an immune response, which could help decrease the risk of tumor recurrence. In addition, a preferable safety profile has been observed to date in treatments of other tumor types."

About Alpha DaRT

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com